Mail Stop 4720

March 15, 2010

Ms. Margaret Mulligan
Senior Vice President and
Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada, L5N 8M5

Re: Biovail Corporation
         Form 20-F for the Period Ended December 31, 2008
         Filed March 17, 2009
         File No. 001-14956

Dear Ms. Mulligan:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director